
February 22, 2013

Via E-Mail
Mr. Jerry Drew
Chief Executive Officer
Double Crown Resources, Inc.
2312 N. Green Valley Parkway
Suite 1026
Henderson, NV 89014

> **Re: Double Crown Resources, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2011**
> **Filed November 14, 2012**
> **Response submitted January 23, 2013**
> **File No. 000-53389**

Dear Mr. Drew:

We have reviewed your filings and response and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplemental Data, page 32

Note 9 – Disputed Liabilities, page F-15

1.   We note your response to our comment in the letter dated January 14, 2013 and do not see how your disclosure describing the claims made by Falco as "baseless," "frivolous" and having "no merit" are consistent with recording these claims as a liability under ASC 450. Please revise your disclosures to eliminate statements that suggest that the likelihood of loss related to the Falco claims is less than probable to resolve inconsistencies between your disclosures and your accounting. Please provide us with a copy of the proposed disclosures in your response.

You may contact Brian McAllister at (202) 551-3341or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining